COMMENTS RECEIVED ON MAY 16, 2005

FROM TONY BURAK

VARIABLE INSURANCE PRODUCTS FUND (File No. 002-75010 and 811-03329)

Equity-Income Portfolio, Growth Portfolio, High Income Portfolio, Money Market Portfolio, Overseas Portfolio, and Value Portfolio

POST-EFFECTIVE AMENDMENT NO. 60

VARIABLE INSURANCE PRODUCTS FUND II (File No. 033-20773 and 811-05511)

Asset Manager Portfolio, Asset Manager: Growth Portfolio, Contrafund Portfolio, Index 500 Portfolio, and Investment Grade Bond Portfolio

POST-EFFECTIVE AMENDMENT NO. 46

VARIABLE INSURANCE PRODUCTS FUND III (File No. 033-54837 and 811-07205)

Aggressive Growth Portfolio, Balanced Portfolio, Dynamic Capital Appreciation Portfolio, Growth & Income Portfolio, Growth Opportunities Portfolio, Mid Cap Portfolio, and Value Strategies Portfolio

POST-EFFECTIVE AMENDMENT NO. 32

VARIABLE INSURANCE PRODUCTS FUND IV (File No. 002-84130 and 811-03759)

Consumer Industries Portfolio, Cyclical Industries Portfolio, Financial Services Portfolio, Growth Stock Portfolio, Health Care Portfolio, International Capital Appreciation Portfolio, Natural Resources Portfolio, Real Estate Portfolio, Strategic Income Portfolio, Technology Portfolio, Telecommunications & Utilities Growth Portfolio, and Value Leaders Portfolio

POST-EFFECTIVE AMENDMENT NO. 77

1. Balanced Portfolio, High Income Portfolio, International Capital Appreciation Portfolio, Investment Grade Bond Portfolio, and Value Leaders Portfolio

"Schedule of Investments" (Form N-CSR Filings)

C: The schedules disclose investments in joint repurchase agreements. The Staff believes that Article 12-12 to Regulation S-X requires the funds to disclose full details about the joint repurchase agreements.

R: Regulation S-X contains no specific requirements for disclosure of repurchase agreement investments through joint trading accounts. Therefore, we look to the requirements under footnote 2 to Article 12-12 of Regulation S-X pertaining to repurchase agreements, which indicates the presentation should include the name of the parties to the agreement, the date of the agreement, the total amount to be received upon repurchase, the repurchase date and a description of securities subject to the agreements. To satisfy these requirements, we have historically included a security description which indicates the repurchase agreement is transacted in a joint trading account, the date of the agreement, the total amount to be received upon repurchase ("maturity amount"), the repurchase date (including dated date and due date) and a description of the securities subject to the repurchase agreement (generally either U.S. Treasury or U.S. Government Obligations). In addition, the notes to the financial statements include disclosure as to the nature of the joint trading account and that the repurchase agreement is collateralized. We reconsidered this disclosure earlier this year and are in the process of implementing an automated process to disclose counterparties to repurchase agreement investments through joint trading accounts, in addition to the existing disclosure described above.

2. All Funds (except Value Portfolio, Value Leaders Portfolio, Money Market Portfolio, and International Capital Appreciation Portfolio)

"Statement of Assets and Liabilities" (Form N-CSR Filings)

C: The Staff believes that affiliated investments should be shown as a separate line item, pursuant to Article 6-04.2 of Regulation S-X.

R: The funds invest in Central Funds, which may include Fidelity Cash Central Fund, Fidelity Money Market Central Fund, and Fidelity Securities Lending Cash Central Fund. We agree that these investments meet the definition of affiliated investments under Regulation S-X because they are each managed by Fidelity Investments Money Management, Inc. (FIMM) on behalf of Fidelity Management & Research Company (FMR). We continue to believe the affiliation of the Central Funds should be distinguished in the financial statements from traditional affiliated investments. Footnote 4 of the financial statements identifies the funds' investment in the Central Funds as an investment in an affiliate. The Schedule of Investments identifies the value of the investment in each Central Fund as of the funds' reporting period end and that it is an affiliated fund. We have requested the Chief Accountant's Office to consider these points. Nevertheless, an internal initiative is underway to review the current presentation pending further discussion with the Staff of any significant changes to this presentation and disclosure.

3. Mid Cap Portfolio

"Statement of Assets and Liabilities" (Form N-CSR Filings)

C: Mid Cap Portfolio holds shares of two common stocks, IMPCO Technologies and Harvard Bioscience, that are affiliates by way of the fund holding more than 5% of the companies' outstanding shares. The Staff believes that these investments should be shown separately.

R: Both securities are identified in the Schedule of Investments as an investment in an affiliated company and there is additional footnote disclosure in accordance with Section 12-14 of Regulation S-X, which includes the ending market value of the two securities as of the fund's reporting period end. We believe this presentation meets the spirit of the requirements under Regulation S-X. Nevertheless, an internal initiative is underway to review the current presentation and disclosure.

4. All Funds (except Value Portfolio, Value Leaders Portfolio, Money Market Portfolio, and International Capital Appreciation Portfolio)

"Statement of Operations" (Form N-CSR Filings)

C: The staff notes that, the amount of income from investments in affiliates should be shown as a separate line item, pursuant to Article 6-07.1 of Regulation S-X.

R: As discussed in response #2 above, we continue to believe the nature of the affiliation associated with the investment in the Central Funds should be distinguished from that of traditional affiliated investment which are measured by the funds' ownership of voting shares of the issuer. Footnote 4 to the funds' financial statements includes the amount of income derived from the funds' investment in the Central Funds during the period. We believe this presentation of the income derived from investments in affiliated funds meets the spirit of the requirements under Regulation S-X. However, as mentioned in response #2, an internal initiative is underway to review the current presentation.

5. Asset Manager Portfolio, Asset Manager: Growth Portfolio, Strategic Income Portfolio

"Statement of Operations" (Form N-CSR Filing)

C: The funds invest in two Central Funds which are not money market funds and which hold long term investments. The Staff request supplemental disclosure stating whether any of the portfolios realized gains or losses from the sale of investments in affiliates.

R: Neither Asset Manager: Growth Portfolio or Strategic Income Portfolio had sale transactions of the Fidelity Floating Rate Central Investment Portfolio or the Fidelity High Income Central Investment Portfolio during the year ended December 31, 2004. Asset Manager realized a gain of $1,430 resulting from the sale of 198 shares of the Fidelity High Income Central Investment Portfolio. This amount was not separately disclosed in the financial statements as it represented only .002% of net realized gain (loss) on investment securities and was considered deminimis.

6. All Funds

Tandy (Form N-CSR Filings)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.